THE CHARLES SCHWAB FAMILY OF FUNDS
SCHWAB ANNUITY PORTFOLIOS
EXPENSE WAIVER REIMBURSEMENT AGREEMENT
          AGREEMENT made as of December 22, 2009, by and among each of The Charles Schwab Family of Funds and Schwab Annuity Portfolios, each a Massachusetts business trust (each a “Trust” and, collectively, the “Trusts”), on behalf of any of the Trusts’ money market series now existing or which may be created in the future (each a “Fund” and, collectively, the “Funds”), Charles Schwab Investment Management, Inc., a Delaware corporation (“CSIM”), and Charles Schwab & Co., Inc., a California corporation (“Schwab”).
          WHEREAS, CSIM has entered into certain investment advisory and administration agreements with each Trust, pursuant to which CSIM provides investment advisory and administrative services to each Fund, and for which it is compensated based on the average daily net assets of each Fund; and
          WHEREAS, Schwab has entered into a shareholder service agreement and a transfer agency agreement with each Trust, pursuant to which Schwab provides shareholder service and transfer agency services to each Fund, and for which it is compensated based on the average daily net assets of each Fund; and
          WHEREAS, Schwab has entered into a distribution agreement with each Trust, pursuant to which Schwab provides distribution services to each Fund, and for which it does not receive compensation; and
          WHEREAS, CSIM and Schwab currently waive fees and/or reimburse expenses as necessary to prevent the overall expense ratio of certain Funds from exceeding certain amounts, excluding interest, taxes and certain non-routine expenses (for each Fund, the “OER Limit”); and
          WHEREAS, CSIM and Schwab may further reduce all or a portion of their fees and/or reimburse expenses of one or more Funds (to the extent permitted by the Internal Revenue Code of 1986, as amended) to the extent necessary to maintain a certain minimum net yield for each such Fund or one or more of its share classes, as determined by CSIM and Schwab with respect to that Fund (the “Minimum Yield”);
          NOW THEREFORE, the parties hereto agree as follows:
1.	Fund’s Agreement to Reimburse Fees and Expenses. Each Fund hereby agrees to reimburse CSIM and/or Schwab for the dollar amount of any fee waivers and/or expense reimbursements after the date hereof borne in excess of waivers that are necessary to maintain any OER Limit in effect at the time of such waivers or expense reimbursements, provided that: (a) a Fund is not obligated to reimburse any such fee waivers and/or expense reimbursements more than three years after the end of the fiscal year of the Fund in which the fee waivers and/or expense reimbursement were borne by CSIM and/or Schwab; (b) a Fund will not pay reimbursements to CSIM and/or Schwab to the extent such payments would cause the Fund’s or a class’s net yield to fall below the Fund’s or class’s, as the case may be, highest previously determined Minimum Yield; and (c) such reimbursement would be deemed a “non-routine expense” with respect to any OER Limit in effect at the time of such reimbursement. The Board of Trustees shall review quarterly any reimbursements paid to CSIM and/or Schwab with respect to any Fund in such quarter to confirm compliance with the conditions stated above. Reimbursements hereunder shall be allocated to the share classes in respect of which the corresponding prior waivers or expense reimbursements were made.
2.	Duration. This Agreement shall be effective through the first anniversary of the date first above written, and shall continue for successive one-year periods with respect to a Fund unless terminated by such Fund by notice to CSIM and Schwab at least 60 days’ prior to the end of the applicable one-year period. The expiration of this Agreement will not affect a Fund’s obligation to reimburse CSIM and/or Schwab for any fee waivers and/or expense reimbursements made during the term of this Agreement, in accordance with the terms hereof.
3.	Payment. Amounts owing hereunder that accrue in a given month shall be payable at the end of such month, or in accordance with the customary payment practices of each Fund.
          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of date first above written.

The Charles Schwab Family of Funds

/s/ George Pereira

By:	George Pereira

Title:	Treasurer and Principal Financial Officer

Schwab Annuity Portfolios

/s/ George Pereira

By:	George Pereira

Title:	Treasurer and Principal Financial Officer

Charles Schwab Investment Management, Inc.

/s/ Jeffrey Mortimer

By:	Jeffrey Mortimer

Title:	Senior Vice President and Chief Investment Officer

Charles Schwab & Co., Inc.

/s/ Randall W. Merk

By:	Randall W. Merk

Title:	Executive Vice President